UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

JUHL WIND, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

 (Title of Class of Securities)

48131M102

 (CUSIP Number)

August 11, 2010

 (Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS:
John P. Mitola

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U. S.

	5	SOLE VOTING POWER:

NUMBER OF		1,593,333[1]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,593,333

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.93%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1 Includes 1,125,000 shares held by the Reporting Person, 125,000 shares held by the Mitola Family Limited Partnership, of which the Reporting Person is the General Partner, and 343,333 shares issuable upon the exercise of stock options exercisable within 60 days.

Item 1

1(a)	Name of Issuer: Juhl Wind, Inc.

1(b)	Address of Issuer’s Principal Executive Offices:

996 190th Avenue, Woodstock, MN 56186

Item 2
2(a)	Name of Person Filing:

John P. Mitola

2(b)	Address of Principal Business Office, or if None, Residence:

990 196th Avenue, Woodstock MN 56186

2(c)	Citizenship:

United States

2(d)	Title and Class of Securities:

Common Stock, Par Value $0.0001

2(e)	CUSIP Number: 48131M102

Item 3

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐	Broker or Dealer registered under Section 15 of the Act.
b.	☐	Bank as defined in Section 3(a)(6) of the Act.
c.	☐	Insurance company as defined in Section 3(a)(19) of the Act.
d.	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
e.	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)E);
f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h.	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j.	☐	A non-U. S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
k.	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)ii)(J), please specify the type of institution: ____________

Item 4  Ownership

(a)	Amount beneficially owned: 1,593,333 shares

(b)	Percent of class: 5.93%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,593,333[1]
(ii)	Shares power to vote or direct the vote: 0
(iii)	Sole power to dispose or to direct disposition of: 1,593,333[1]
(iv)	Shares power to dispose or to direct disposition of: 0

1 Includes 1,125,000 shares held by the Reporting Person, 125,000 shares held by the Mitola Family Limited Partnership, of which the Reporting Person is the General Partner, and 343,333 shares issuable upon the exercise of stock options exercisable within 60 days.

Item 5  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8  Identification and Classification of Members of the Group

Not applicable.

Item 9  Notice of Dissolution of Group.

Not applicable.

Item 10  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 23, 2010	/s/ John P. Mitola